Exhibit 99.1
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
New Gold Discovery at Claude Resources' Santoy Lake Property

MONTREAL, Nov. 1 /CNW Telbec/ - Claude Resources Inc. is pleased to announce the results of drilling on the company's Santoy Lake property, which is located about 11.5 kilometres (7 miles) from Claude's Seabee gold mine in Saskatchewan, Canada. Claude Resources Inc. completed 97 surface diamond drill holes for a total of 12,237 metres, between February and July 2004 (Map 1). The program encountered significant gold values in silicified shear zones over a strike length of four kilometres.

The Santoy property is underlain by the Pine Lake greenstone belt of metamorphosed mafic volcanic, volcaniclastic and sedimentary rocks, which have been intruded by granitoid sills. Seven gold zones had been discovered on the property during Claude's previous prospecting programs. The 2004 holes were drilled in Zone 7 (48 holes totaling 6,164 m), Zone 8 (21 holes totaling 2,797 m), Zone 6 (5 holes totaling 598 m), and in the area between these zones (23 holes totaling 2,678 m).

The zones are hosted in a 4 kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near the granodiorite and granite sills. Gold bearing chlorite quartz veins 1 to 7 metres thick were routinely intercepted in the holes drilled in Zones 7 and 8. In addition, a number of holes drilled between zones 7 and 8 also intercepted high grade gold values. The results of the drilling are summarized in the following Table (see assay highlight spreadsheet). Patrick Hannon, P.Eng., Claude's exploration manager, is the project's qualified person and all assays were processed at TSL Laboratories in Saskatoon.

Claude plans to continue both delineation drilling and step out drilling in 2005.

An underground bulk sampling program is planned to confirm grade, continuity and the metallurgy of the gold mineralization. Permitting for this bulk sampling program has been initiated with the necessary regulatory agencies.

Management of Claude is very excited about the implication of this discovery on the immediate and long-term development of the Seabee mining camp and surrounding area.

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
					Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

7	J1	34.00	35.15	1.15	2.00
7	J1	45.70	46.45	0.75	56.53
7	J1	58.75	59.05	0.30	7.30
7	J2	35.50	36.40	0.90	5.10
7	J2	38.10	38.70	0.60	4.43

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

between zone 7 and zone 8	J5	84.80	86.20	1.40	1.70
7	J8	12.70	13.40	0.70	2.43
7	J8	19.25	19.65	0.40	2.03
7	J8	36.90	37.20	0.30	47.21
7	J9	28.60	29.10	0.50	1.00
7	J9	40.50	41.25	0.75	1.20
7	J10	16.60	17.00	0.40	1.93
7	J10	53.75	54.10	0.35	35.53
7	J10	54.10	55.05	0.95	2.27
7	J11	31.05	32.30	1.25	1.13
7	J11	51.10	51.50	0.40	45.43
7	J11	60.55	60.95	0.40	1.47
7	J12	30.55	31.15	0.60	9.67
7	J12	36.75	37.35	0.60	2.10
7	J12	38.10	38.80	0.70	1.83
7	J12	38.80	40.20	1.40	1.10
7	J12	57.70	58.05	0.35	52.02
7	J12	60.60	61.60	1.00	71.94
7	J14	59.90	60.90	1.00	3.07
7	J14	59.10	59.90	0.80	23.78
7	J14	60.90	62.30	1.40	8.53
7	J14	62.30	63.10	0.80	31.21
7	J14	63.10	64.00	0.90	5.40
7	J14	64.00	65.00	1.00	3.90
7	J14	65.60	66.25	0.65	3.03
7	J14	68.20	68.70	0.50	17.97
7	J14	70.50	71.50	1.00	3.13
7	J14	77.05	77.35	0.30	1.27
7	J14	79.30	79.80	0.50	1.17
7	J14	79.80	80.50	0.70	14.22

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

7	J14	80.50	81.40	0.90	1.70
7	J14	81.40	82.00	0.60	2.80
7	J15	3.40	4.00	0.60	1.67
7	J15	54.00	54.78	0.78	1.90
7	J15	56.35	57.15	0.80	3.62
7	J15	57.90	59.10	1.20	2.27
7	J15	59.10	60.00	0.90	6.54
7	J15	60.90	61.90	1.00	1.30
7	J15	61.90	62.45	0.55	1.37
7	J15	63.95	64.60	0.65	3.00
7	J16	97.85	98.60	0.75	1.13
7	J16	98.60	99.40	0.80	3.53
7	J16	105.05	105.55	0.50	6.75
7	J17	121.80	123.10	1.30	1.67
7	J17	142.00	142.30	0.30	17.26
7	J18	52.60	53.50	0.90	1.00
7	J18	76.00	77.20	1.20	22.50
7	J18	78.95	79.90	0.95	20.87
7	J18	80.40	81.70	1.30	2.17
7	J19	40.00	40.77	0.77	1.40
7	J19	45.05	45.70	0.65	10.50
7	J19	45.70	46.53	0.83	11.44
7	J19	46.53	47.23	0.70	12.44
7	J19	48.18	48.90	0.72	1.10
7	J20	56.75	58.20	1.45	3.44
7	J20	59.60	60.00	0.40	1.73
7	J20	60.85	61.60	0.75	38.40
7	J20	61.60	62.00	0.40	1.67
7	J20	62.00	62.40	0.40	17.83
7	J20	62.40	62.95	0.55	89.67

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

7	J20	62.95	63.40	0.45	5.70
7	J20	64.00	64.80	0.80	11.40
7	J20	64.80	65.45	0.65	8.91
7	J20	65.45	66.15	0.70	2.53
7	J21	58.80	59.70	0.90	1.43
7	J21	59.70	60.70	1.00	1.20
7	J21	60.70	61.00	0.30	9.65
7	J21	61.00	62.20	1.20	1.20
7	J21	62.83	64.00	1.17	31.36
7	J21	64.00	64.50	0.50	26.43
7	J21	64.50	65.10	0.60	6.90
7	J21	67.97	68.30	0.33	1.60
7	J21	72.20	72.85	0.65	1.27
7	J21	99.25	100.30	1.05	1.17
7	J21	103.83	105.00	1.17	3.00
7	J22	63.85	65.25	1.40	3.10
7	J22	70.00	70.70	0.70	46.55
7	J22	73.40	73.85	0.45	2.95
7	J22	73.85	74.55	0.70	45.95
7	J22	74.75	75.90	1.15	1.77
7	J22	79.80	80.05	0.25	50.88
7	J22	82.40	82.80	0.40	4.90
7	J22	82.80	83.60	0.80	1.60
7	J22	83.60	84.10	0.50	1.23
7	J23	56.10	56.65	0.55	11.79
7	J23	60.40	60.80	0.40	18.31
7	J23	63.00	63.50	0.50	2.43
7	J23	63.50	64.30	0.80	2.73
7	J24	72.85	73.25	0.40	3.30
7	J24	85.75	86.45	0.70	5.40
7	J24	86.45	87.10	0.65	8.90

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

7	J24	87.10	88.05	0.95	4.13
7	J24	88.05	88.95	0.90	4.63
7	J24	88.95	89.90	0.95	1.67
7	J25	60.95	61.90	0.95	13.63
7	J25	61.90	62.30	0.40	7.80
7	J25	62.30	62.85	0.55	8.37
7	J26	72.00	72.40	0.40	2.77
7	J26	112.70	113.45	0.75	1.13
7	J26	113.45	114.52	1.07	1.00
7	J30	90.30	90.92	0.62	6.23
7	J31	43.80	44.80	1.00	1.33
7	J31	67.80	69.15	1.35	6.93
7	J31	74.65	75.75	1.10	2.20
7	J31	78.35	79.35	1.00	1.33
7	J32	134.00	134.15	0.15	134.43
7	J34	79.45	80.70	1.25	10.43
7	J35	177.00	177.80	0.80	5.00
7	J36	167.75	168.30	0.55	1.00
7	J38	3.50	5.20	1.70	1.39
7	J38	16.25	16.75	0.50	5.42
7	J38	38.55	40.30	1.75	2.30
7	J39	3.54	4.20	0.66	1.60
7	J39	30.63	31.83	1.20	7.57
between zone 7 and zone 8	J42	50.15	50.80	0.65	4.44
between zone 7 and zone 8	J42	51.25	51.70	0.45	2.25
between zone 7 and zone 8	J43	28.21	29.60	1.39	2.49
7	J50	211.80	212.15	0.35	23.15
7	J54	54.35	55.00	0.65	9.95
7	J56	62.85	63.55	0.70	9.21

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

7	J56	63.55	63.87	0.32	46.33
7	J57	54.92	56.02	1.10	3.77
7	J57	56.02	56.57	0.55	37.73
8	J68	93.30	93.60	0.30	3.10
8	J70	24.90	25.75	0.85	1.13
8	J72	97.70	98.65	0.95	1.20
8	J72	163.70	164.35	0.65	4.32
between zone 7 and zone 8	J100	21.65	22.90	1.25	34.36
between zone 7 and zone 8	J101	20.15	20.55	0.40	76.07
between zone 7 and zone 8	J102	46.75	47.15	0.40	3.33
between zone 7 and zone 8	J103	19.25	20.45	1.20	4.35
between zone 7 and zone 8	J103	28.85	29.60	0.75	1.05
between zone 7 and zone 8	J103	32.05	32.70	0.65	10.49
between zone 7 and zone 8	J103	38.70	39.43	0.73	1.17
between zone 7 and zone 8	J104	24.05	25.60	1.55	1.65
between zone 7 and zone 8	J104	25.60	26.13	0.53	1.58
between zone 7 and zone 8	J104	29.95	31.55	1.60	1.37
between zone 7 and zone 8	J104	33.77	34.10	0.33	1.23
between zone 7 and zone 8	J104	42.55	42.93	0.38	1.29
between zone 7 and zone 8	J105	27.55	28.45	0.90	1.54
between zone 7 and zone 8	J105	28.45	29.18	0.73	1.01
between zone 7 and zone 8	J105	29.18	29.92	0.74	14.43

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

between zone 7 and zone 8	J109	91.90	92.65	0.75	4.08
between zone 7 and zone 8	J111	114.56	115.26	0.70	1.76
8	J112	61.72	62.46	0.74	15.60
8	J112	62.46	63.25	0.79	6.80
8	J112	63.25	63.71	0.46	24.64
8	J112	63.71	64.06	0.35	2.30
8	J112	64.06	64.70	0.64	1.51
8	J113	22.05	23.10	1.05	2.30
8	J113	23.10	23.50	0.40	1.78
8	J113	39.00	39.55	0.55	1.58
8	J114	89.70	90.00	0.30	10.45
8	J115	73.44	74.11	0.67	5.02
8	J115	74.11	74.35	0.24	15.30
8	J119	67.65	68.25	0.60	2.06
8	J119	69.00	70.10	1.10	25.89
8	J119	70.10	71.75	1.65	3.55
8	J119	71.75	72.40	0.65	4.53
8	J119	72.40	73.20	0.80	2.85
8	J119	73.20	74.30	1.10	3.62
8	J119	75.70	77.20	1.50	1.54
8	J119	102.75	104.25	1.50	4.06
8	J120	52.30	53.35	1.05	14.59
8	J120	53.65	54.10	0.45	3.43
8	J121	62.80	63.10	0.30	12.71
8	J121	63.10	63.70	0.60	39.67
8	J121	63.70	64.60	0.90	5.66
8	J121	64.60	65.50	0.90	15.10
8	J121	65.50	66.40	0.90	1.23
8	J121	66.40	67.25	0.85	1.23
8	J121	88.15	89.60	1.45	3.16

CLAUDE RESOURCES INC
SANTOY LAKE PROPERTY (WIDTHS ARE NOT TRUE WIDTHS)
DIAMOND DRILLING HIGHLIGHTS, 2004 SEASON (SAMPLES GRATING OVER 1g/t)
Gold
				Core	Grade
Zone	Hole	From	To	Length	(uncut)

		(m)	(m)	(m)	(g/t)

8	J121	91.65	92.10	0.45	9.36
8	J121	92.10	92.65	0.55	1.20
8	J122	71.35	72.90	1.55	4.75
8	J123	45.45	46.37	0.92	3.13
8	J123	66.10	66.68	0.58	1.27
8	J123	76.35	77.35	1.00	1.70
8	J123	89.65	90.15	0.50	1.00
8	J123	90.15	90.85	0.70	1.60
8	J123	96.35	97.10	0.75	2.60
8	J125	47.15	47.70	0.55	2.70
8	J125	59.75	60.75	1.00	2.17
8	J125	64.70	65.60	0.90	5.85
8	J125	65.60	66.60	1.00	7.15
8	J125	66.60	67.00	0.40	10.16
8	J125	67.00	67.80	0.80	10.38
8	J125	67.80	68.35	0.55	2.47
8	J125	72.90	73.50	0.60	4.30
8	J125	75.45	76.70	1.25	1.47

For further information: Patrick Hannon, M.A.Sc., P. Eng., Exploration Manager; Neil McMillan, President and CEO; Philip E. Olson, M.Sc., P. Geo., Vice President Corporate Development; 1-306-668-7505, Facsimile: 1-306-668-7500, clauderesources(at)clauderesources.com; Property maps and a table of drill hole coordinates and geometry can be found on the Company's website at www.clauderesources.com; Renmark Financial Communications Inc.: Edith English : eenglish(at)renmarkfinancial.com; Neil Murray-Lyon : nmurraylyon(at)renmarkfinancial.com; Media - Cynthia Lane : clane(at)renmarkfinancial.com; (514) 939-3989, www.renmarkfinancial.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw/ (CRJ.)